July 30, 2019

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund VIII
         Registration on Form N-1A
         Post-Effective Amendment No. 38
         (Registration Statement File Nos. 333-210186, 811-23147)

Ladies and Gentleman:

      On behalf of FT Cboe Vest U.S. Equity Deep Buffer ETF - August (formerly First Trust Deep Buffer July ETF) (the "Fund"), a series of First Trust Exchange-Traded Fund VIII (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust's Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). Post-Effective Amendment No. 38 was originally filed with the Securities and Exchange Commission on March 8, 2019. This request for withdrawal is made at the request of the Securities and Exchange Commission and no securities have been sold pursuant to Post-Effective Amendment No. 38 to the Trust's Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By:      /s/ James M. Dykas
        -----------------------------
         James M. Dykas,
         President and Chief Executive Officer